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Branch of Microsoft Colombia Inc.                    Switchboard: 317 3838
NIT: 800.198.591-3                                   Microsoft Response Line:  524 0404
Carrera 7 No. 71 - 21 Tower B 7th Floor              Fax: 317-3494
Santafe de Bogota, D.C. - Colombia

                                                                                                 [logo:] Microsoft (R)
                                                                                                 COLOMBIA
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Santafe de Bogota, June 3, 1999



Dr. Carlos Mejia
General Manager
Global DataTel de Colombia S.A.
Bogota


Dear Dr. Mejia:

Recently several companies merged into the company Global DataTel de Colombia S.A. One of those companies was DLR & CIA., which was registered in Microsoft's Solution Provider program. We are currently transferring that classification with all its benefits to the new organization Global DataTel de Colombia S.A.

This Solution Provider program guarantees that you may count on adequate knowledge of Microsoft products, assuring that customers will make appropriate use of our platform, so that they become real solutions for the organizations that acquire them. In order to reach this position, two engineers have had to pass a minimum certification process until they achieved the title of Microsoft Certified Professional.

Additionally, Microsoft Colombia considers Global DataTel to be one of our strategic partners. In this way you enjoy additional benefits that tighten the relationship with Microsoft, such as an Account Management Office and support with Marketing and Business work from this firm.

At the most basic level Global DataTel is an authorized distributor of Microsoft products and at the same time an authorized provider of Microsoft services.

Sincerely,

/s/ Luis Felipe Martinez B.                      [stamp:] Microsoft
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LUIS FELIPE MARTINEZ B.                                   COLOMBIA
MANAGER STRATEGIC PARTNERS
Microsoft Colombia